August 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:                                         Division of Corporation Finance

Office of Telecommunications

Re:                             Teladoc Health, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-37477

Form 10-Q for the Fiscal Quarter Ended June 30, 2019

Filed July 31, 2019

File No. 001-37477

Dear Messrs. Shapiro and Cascarano:

Set forth below is the response of Teladoc Health, Inc. (the “Company”) to the comment contained in the letter dated August 15, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comment is reproduced in bold type below and is followed by the Company’s response thereto.

Form 10-Q for the Fiscal Quarter Ended June 30, 2019

Consolidated Statements of Operations

For the Quarterly Periods Ended June 30, 2019 and 2018, page 3

1.              We note your response to comment 1. To comply with the guidance in Codification of Staff Accounting Bulletins (SAB) Topic 11B, please revise your Consolidated Statements of Operations and all other similar presentations in future filings by identifying the amount of applicable depreciation and amortization that is excluded from the caption ‘Cost of revenues.’ For example, revise your financial statement line item to present Cost of revenues (exclusive of depreciation and amortization of $X shown separately below).

Response: In response to the Staff’s comment, in future filings, the Company will comply with the requirements of SAB Topic 11B and include the caption “cost of revenue (exclusive of depreciation and amortization shown separately below)” in its consolidated statements of operations and other similar presentations. Upon review of SAB Topic 11B, it is the Company’s understanding that the amount of applicable depreciation and amortization that is excluded from the caption “cost of revenue” need not be separately disclosed, and therefore the Company does not intend to do so in its future filings. The Company will continue to disclose the total amount of depreciation and amortization expense in its consolidated statements of operations.

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Kindly direct any questions you may have to the undersigned at (203) 987-6957. Any additional comments may be sent via facsimile to the undersigned at (203) 702-5243. Thank you.

Very truly yours,

/s/ Mala Murthy

Mala Murthy
Chief Financial Officer
TELADOC HEALTH, INC.

cc:                                Jason Gorevic of Teladoc Health, Inc.

Adam C. Vandervoort of Teladoc Health, Inc.

Brandon J. Bortner of Latham & Watkins LLP

Christopher J. Clark of Latham & Watkins LLP